Exhibit 99.1

Glenhill Advisors, LLC

600 Fifth Avenue, 11th Floor

New York, NY 10020

April 12, 2019

The Board of Directors

China XD Plastics Company Limited

No. 9 Dalian North Road, Haping Road Centralized Industrial Park

Harbin Development Zone

Heilongjiang Province

P. R. China

Dear Sirs,

As you are aware, Glenhill Advisors, LLC and certain of its affiliates own or manage an aggregate of approximately 1,927,085 shares of common stock of China XD Plastics Company Limited (the “Company”). We understand that these entities are, in the aggregate, the largest minority stockholders of the Company. Certain of our investments have been held since 2013. Over the years we have had numerous calls and meetings with the senior management team of China Plastics seeking to understand the Company’s long-term strategy. We believe that we have been extremely patient and constructive shareholders.

On February 17, 2017, the Company announced that it had received a non-binding proposal, dated February 16, 2017, from its Chairman and Chief Executive Officer and other entities, including entities affiliated with Morgan Stanley (all such persons and entities, the “Buyer Consortium”) to acquire all the outstanding shares of common stock not previously owned by them in a “going private” transaction for US$5.21 per share of common stock in cash (the “Going Private Proposal”). The Company further announced that it had appointed a special committee (“Special Committee”) of three independent directors to consider the Going Private Proposal.

Since the date of the Going Private Proposal, no action appears to have been taken by the Special Committee or the Board to address or respond to the proposal. In fact, on May 15, 2017, Lawrence W. Leighton, the Chair of the Special Committee and also the Audit Committee Financial Expert and a member of the Nomination and the Compensation Committees, resigned as a director. In addition, Joseph Chow, who was appointed as an independent director of the Company on November 16, 2017, resigned on March 12, 2019. We can only surmise that these resignations were due, in part, to concerns with the direction and management of the Company.

As large stockholders of the Company, we have requested numerous times, through the Company’s Chief Financial Officer and director, Taylor Zhang, and Glenhill Advisors, LLC’s Morgan Stanley representative, to have a call or meeting with Morgan Stanley’s employees who serve on the Board, Homer Sun and Jun Xu. We have been advised that Morgan Stanley has refused our overtures.

We believe a fair deal is one where the existing stockholders of the Company have the opportunity to participate in the future upside following a going private transaction.

We encourage the Special Committee to meet and to consider the offer by the Buyer Consortium, and to disclose publicly the status of the negotiations. In addition to the $5.21 per share offered by the Buyer Consortium, we encourage the Buyer Consortium to revise its offer to also include a contingent value right (“CVR”) for 75% of the present minority equity economics, together with the closing cash component. This CVR for 75% of current equity ownership would entitle stockholders to receive a US dollar payout equal in value to the IPO value of a company listed in China or the equivalent share ownership of shares listed on any exchange where US citizens have the right to acquire shares.

The CVR would give stockholders future upside, and solve for any valuation disagreement among the parties. It’s a simple and fair solution in the context of a going private transaction. I am willing to engage in a dialogue with respect to the matters discussed above.

Very truly yours,

Glenhill Advisors, LLC

By:	/s/ Glenn J. Krevlin

Glenn J. Krevlin

Managing Member

cc:

China XD Plastics Company Limited

500 Fifth Avenue

Suite 938

New York, NY 10110

Homer Sun and Jun Xu

c/o Morgan Stanley Private Equity

International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Xin Li

c/o AirMedia Group Inc.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

P.R. China